April 7, 2011
QMM: NYSE AMEX
QTA: TSX VENTURE
NR-08-11

QUATERRA PLANS ADDITIONAL DRILLING AT WILLOW CREEK
MOLYBDENUM PROSPECT, MONTANA

VANCOUVER, B.C. – Quaterra Resources Inc. today announced plans to deepen one of two holes drilled during 2010 at the Willow Creek porphyry molybdenum prospect in southwestern Montana, 40 miles southeast of Missoula and 10 miles northwest of Phillipsburg. The hole will be deepened a minimum of 500 feet to test a strong copper-fluorine-tungsten-zinc anomaly that could indicate underlying molybdenum mineralization.

The Company drilled two vertical core holes totaling 3,789 feet during the third quarter of 2010 but was unable to corroborate unconfirmed reports of significant molybdenum mineralization near the bottom of a 1,700 foot hole drilled in the southeastern part of a large quartz stockwork zone.

Detailed review of down-hole geochemistry revealed that Hole 2 intersected a zone of strongly anomalous copper, fluorine, tungsten, and zinc starting at a depth of 1,600 feet and continuing to bottom at 1,783 feet. This halo is characteristic of the upper parts of molybdenum systems and provides justification for deepening the hole. Work is scheduled to begin in the next four to six weeks.

The Willow Creek prospect is located within the prolific northeast-trending Idaho-Montana porphyry belt, which includes major producing mines at Butte, Montana and Thompson Creek, Idaho; and a number of significant molybdenum resources.

Core samples were prepped and analyzed by ALS Chemex in Elko, Nevada and Vancouver, B.C. respectively. Molybdenum was analyzed at five-foot core intervals by trace level AA after a 4-acid digestion. The following analyses were run on 25 foot composited samples: 33 element ICP with 4-acid digestion; fluorine using selective ion electrode analysis after sample fusion; gold, 30 gram fire assay.

A graph of key elements for each core hole is posted on the Quaterra website.

Dr. Thomas Patton is the qualified person responsible for the preparation of this release.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Gerald Prosalendis at 604-641-2746 or email: corpdev@quaterra.com.

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.